GulfMark Offshore, Inc. Announces Call for Redemption
Of 8.75% Senior Notes Due 2008

     Houston, TX, July 22, 2004 - GulfMark Offshore, Inc. (NASDAQ: GMRK) announced today that it has called for redemption all of its $130,000,000 aggregate principal amount of 8.75% Senior Notes due 2008 (the "Notes") that remain outstanding on the redemption date, August 23, 2004. The redemption price is 102.917% of the principal amount of the Notes, or $1,029.17 per $1,000 principal amount of Notes, plus interest accrued and unpaid to the redemption date.
     On July 2, 2004 the Company commenced a tender offer and consent solicitation for the Notes. On July 14, 2004, the Company received the consent of at least a majority of the aggregate principal amount of the outstanding Notes to amendments that eliminated substantially all of the restrictive covenants and certain events of default in the Indenture relating to the Notes. On July 21, 2004, the Company accepted and paid for $104,245,000 in aggregate principal amount, representing approximately 80%, of the outstanding Notes under the terms of the tender offer and consent solicitation. The tender offer for the Notes remains outstanding until 12:00 midnight, New York City time, on July 30, 2004, unless the offer is extended. Under the terms of the offer, the Company will pay to Holders who tender their Notes in the tender offer $1,002.90 per $1,000 principal amount of Notes, plus accrued and unpaid interest.
     This press release shall not constitute a notice of redemption of the Notes and is neither an offer to purchase nor a solicitation of an offer to sell the Notes.
     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty (50) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and India.

Contact: GulfMark Offshore, Inc.
Edward A. Guthrie, Executive Vice President
(713) 963-9522

     This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.